January 31, 2023

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File Nos. 333-262101; 811- 23774

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Cantor Select Portfolios Trust (the "Trust"), pursuant to: (i) the Securities Act of 1933 and Rule 485(a) thereunder; (ii) the Investment Company Act of 1940; and (iii) Regulation S-T, please find attached Post-Effective Amendment No. 2 to the Registration Statement of the Trust (the “Amendment”).

This Amendment is being filed for the purpose of adding a series of the Trust to the Registration Statement. This Amendment contains the prospectus and statement of additional information, Part C, and the signature page for the Cantor FBP Equity & Dividend Plus Fund.

If you have any questions concerning this filing, please contact Tanya Boyle at 678-553-2432.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3333 Piedmont Road NE, Suite 2500 ■ Atlanta, GA ■ Tel 678.553.2432